Exhibit 4.2
VOICE SIGNAL TECHNOLOGIES, INC.
FORM OF INCENTIVE STOCK OPTION AGREEMENT
     This INCENTIVE STOCK OPTION AGREEMENT, dated as of [                    ] (this “Agreement”), is between Voice Signal Technologies, Inc., a Delaware corporation (the “Company”), and [                    ] (the “Optionee”). Capitalized terms used herein without definition shall have the meaning ascribed to such terms in the Company’s 1998 Stock Option Plan, as amended, a copy of which is attached hereto as Exhibit A (the “Plan”).
     1. Grant of Option. Pursuant to the Plan, the Company grants to the Optionee an option (the “Option”) to purchase from the Company all or any number of a total of [                    ] shares, subject to adjustment pursuant to Section 17 of the Plan (the “Optioned Shares”), of the Company’s common stock, $0.001 par value per share, at a price of $[___] per share. The Option is granted as of [                    ] (the “Grant Date”) and has a vesting start date of [                    ] (the “Vesting Start Date”).
     2. Character of Option. The Option is intended to be treated as an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).
     3. Duration of Option. Unless subject to earlier expiration or termination pursuant to the terms of the Plan, the Option shall expire on the earlier to occur of (a) the tenth anniversary of the Grant Date and (b) the 90th day following the termination of the Optionee’s employment with the Company for any reason.
     4. Exercise of Option. Until its expiration or termination, the Option may be exercised, in the manner specified in Section 11 of the Plan, as follows: (i) for up to 25% of the Optioned Shares on, or at any time after, the first anniversary of the Vesting Start Date and, (ii) with respect to each successive calendar quarter ending after the first anniversary of the Vesting Start Date, for up to an additional 6.25% of the Optioned Shares on, or at any time after, the last day of such calendar quarter, until all of the Optioned Shares have become exercisable. Notwithstanding anything expressed or implied to the contrary in the foregoing provisions of this Section 4, (A) the Option may, as provided in Section 9 of the Plan, at any time be accelerated in the discretion of the Committee, provided that such acceleration would not cause the Option to fail to comply with the provisions of Section 422 of the Code, and (B) after termination of the Optionee’s employment with the Company the Option shall, until its expiration or termination, be exercisable only to the extent exercisable immediately prior to the termination of the Optionee’s employment with the Company.

     5. Transfer of Option. The Option may not be transferred except by will or the laws of descent and distribution and, during the lifetime of the Optionee, may be exercised only by the Optionee.
     6. Incorporation of Plan Terms. The Option is granted subject to all of the applicable terms and provisions of the Plan, including, but not limited to, the limitations on the Company’s obligation to deliver Optioned Shares upon exercise set forth in Section 12 (Restrictions on Issue of Shares), Section 13 (Investment Representations; Subsequent Registration) and Section 14 (Withholding; Notice of Disposition of Stock Prior to Expiration of Specified Holding Period).
     7. Miscellaneous. This Agreement shall be construed and enforced in accordance with the laws of The Commonwealth of Massachusetts and shall be binding upon and inure to the benefit of any successor or assign of the Company and any executor, administrator, trustee, guardian, or other legal representative of the Optionee.
     IN WITNESS WHEREOF, the parties have executed this Incentive Stock Option Agreement as a sealed instrument as of the date first above written.

VOICE SIGNAL TECHNOLOGIES, INC.	OPTIONEE

By:

Optionee’s Address: